Exhibit 10.1

November 2, 2010

Mr. Neil R. Austrian

Office Depot, Inc.

6600 Military Trail

Mail Code: C532

Boca Raton FL 33496

Dear Neil:

This letter, when signed by each of us shall constitute the agreement (“Agreement”) between Office Depot, Inc. (the “Company”) and yourself (“Executive”) with regard to your serving as the interim Chairman and Chief Executive Officer of the Company during the period from November 1, 2010 (the “Commencement Date”) through the arrival of a new, permanent Chief Executive Officer for the Company. This period is referred to herein as the “Engagement.”

Engagement: Executive has agreed to serve, at the unanimous request of the non-management Directors of the Board of Directors of the Company (the “Board”), as the interim Chairman and Chief Executive Officer (“CEO”) of the Company during the Engagement. During the Engagement, Executive shall devote substantially his full working time, and his best efforts to performing the duties of CEO of the Company.

During the Engagement, Executive shall have the normal duties, responsibilities and authority attendant to the position of CEO of the Company, subject to the power of the Board to expand or limit such duties, responsibilities and authority from time to time.

Executive shall be allowed to serve as a director of any company or entity of which he is currently a director, including any non-profit organization (including trade, civic, educational or charitable organizations). With the prior written approval of the Board, Executive also shall be allowed to serve as a director of any corporation which is not competing with the Company or any of its Subsidiaries in the office product and office supply industry, so long as such duties do not materially interfere with the performance of Executive’s duties or responsibilities hereunder.

Executive shall perform Executive’s duties and responsibilities under this Agreement to the best of Executive’s abilities in a diligent, trustworthy, businesslike and efficient manner.

Either party may terminate the Engagement at any time upon not less than sixty (60) days’ notice to the other, and the Engagement shall immediately terminate upon Executive’s death or upon termination of the Engagement by the Company for “good cause” (as defined below). Upon any such termination of the Engagement, the Company shall be obligated to pay Executive only at the monthly rate of compensation referred to below for the number of months during Executive actually renders services to the Company pursuant to this Agreement, subject to Executive’s rights with respect to the Option described below.

Cash Compensation: The Company shall pay to Executive for performing his duties hereunder, cash compensation of $200,000 per month, accruing from and after October 25, 2010. Except as otherwise provided herein, Executive’s cash compensation shall be payable in regular installments in accordance with the Company’s general payroll practices and shall be subject to customary withholding for income taxes, FICA and similar items.

Incentive Compensation, Stock Option Award: As further compensation to Executive for accepting the position of CEO during the Engagement, as of, or as soon as practicable following, the Commencement Date (the “Grant Date”) Executive shall be granted an option (the “Option”) to purchase 400,000 shares of common stock of the Company pursuant to and subject to the terms of the Company’s 2007 Long-Term Incentive Plan (the “Incentive Plan”) with an exercise price per share of Company common stock equal to the Fair Market Value (as defined in the Incentive Plan) per share of Company common stock as of the date of grant and with such other customary terms as determined by the Committee (as defined in the Incentive Plan) and as set forth in the award agreement evidencing the Option. The Option shall be immediately vested with respect to one third ( 1/3) of the shares initially subject thereto on the Grant Date and shall thereafter vest with respect to one third ( 1/3) of the shares initially subject thereto on each of the first and second anniversaries of the Commencement Date (each a “Scheduled Vesting Date”), subject to Executive’s continued service as of the Scheduled Vesting Date (i) as CEO through the date of commencement of employment of a successor CEO of the Company (the “Successor CEO Event”) and (ii) from and after the occurrence of the Successor CEO Event, as a member of the Board.

Notwithstanding the forgoing, subject to the occurrence of a Forfeiture Event (as described below):

(i) if Executive continues to be employed as CEO through the Successor CEO Event, then as of the date of the Successor CEO Event the Option shall be deemed to be vested (to the extent not previously vested) with respect to 50% of the shares initially subject thereto and the then remaining unvested shares covered by the Option shall, subject to Executive’s continued services as a member of the Board, become vested (to the extent not previously vested) on the first anniversary of the Successor CEO Event; and

(ii) the Option, to the extent not previously forfeited by Executive pursuant to a Forfeiture Event and not previously vested, shall become 100% vested upon the occurrence of any of the following events:

(x) prior to the occurrence of a Successor CEO Event, (A) Executive’s termination of employment as CEO of the Company for any reason other than Executive’s resignation or termination by the Company for good cause or (B) Executive has not been re-elected to the Board, despite having offered himself as a candidate for re-election to the Board.

(y) following the occurrence of a Successor CEO Event, Executive’s death or Executive has not been re-elected to the Board, despite having offered himself as a candidate for re-election to the Board (other than following the occurrence of a Director Good Cause Event (as defined below))

Notwithstanding the foregoing, the unvested portion of the Option, if any, shall be forfeited without consideration in the event of Executive’s resignation or termination of employment as CEO by the Company with good cause, in either case, prior to the Successor CEO Event or, thereafter, in the event of (A) Executive’s resignation as a member of the Board or (B) the occurrence of a Director Good Cause Event (each a “Forfeiture Event”).

Good cause (or the occurrence of a Director Good Cause Event) shall be established only by a vote of 75% or more of the members of the Board (other than Executive) and shall specify the nature of such “good cause” or Director Good Cause Event, include a determination that Executive has engaged in the conduct constituting good cause or the Director Good Cause Event and, in the case of good cause, shall direct that Executive’s employment shall be terminated for good cause. As used herein, the term “good cause” shall mean: Executive’s conviction of a felony or willful malfeasance or gross negligence in discharging Executive’s duties under this Agreement, resulting in material harm to the Company and “Director Good Cause Event” shall mean: Executive’s conviction of a felony or willful malfeasance or gross negligence in discharging Executive’s duties as a member of the Board, resulting in material harm to the Company.

Benefits; Health & Welfare Plans: Executive shall not participate in any benefit plans of the Company; provided, however, that Executive shall continue to participate in the Company’s equity incentive plans in his capacity as a member of the Board, to the same extent as he has been participating, and to the same extent as other members of the Board may participate from time to time.

Business Expenses: The Company shall reimburse Executive for all reasonable expenses incurred by Executive in the course of performing Executive’s duties under this Agreement that are consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses. Reimbursement shall be subject to the Company’s customary requirements imposed upon executive level employees, with respect to reporting and documentation of such expenses.

Confidential Information: Executive acknowledges that the information, observations and data obtained by Executive while employed by the Company concerning the business or affairs of the Company or any subsidiary or affiliate of the Company (“Confidential Information”) is the property of the Company. Therefore, Executive agrees that Executive shall not disclose to any unauthorized person or use for Executive’s own purposes any Confidential Information without the prior written consent of the Board, unless and to the extent that the aforementioned matters become generally known to and available for use by the public other than as a result of Executive’s acts or omissions. Executive shall deliver to the Company at the termination of the Engagement, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) in any form or medium relating to the Confidential Information, or the business of the Company or any subsidiary or affiliate of the Company that Executive may then possess or have under Executive’s control.

Suspension of Committee Memberships: During the Engagement, Executive shall continue to serve as a member of the Board, subject to the requirement that he stand for re-election at each Annual Meeting of Shareholders of the Company. During the Engagement, Executive’s membership on all standing committees of the Board committees and any committees requiring director independence shall be suspended. However, in his capacity as CEO, he shall be allowed to attend any and all meetings of Board committees ex officio.

Miscellaneous Provisions:

a)	Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

b)	Complete Agreement. This Agreement constitutes the complete agreement and understanding among the parties and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

c)	Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

d)	Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive, the Company and their respective heirs, successors and permitted assigns, except that Executive may not assign Executive’s rights or delegate Executive’s obligations hereunder without the prior written consent of the Company.

e)	Assignment by the Company. This Agreement shall not be assignable by the Company except to a successor of the Company (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, which successor shall be required to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

f)	Choice of Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement hereto shall be governed by, and construed in accordance with, the laws of the State of Florida, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

g)	Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.

h)	Withholding Taxes and Section 409A. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation. It is intended, and this Agreement will be so construed, that any amounts payable under this Agreement and the Company’s and Executive’s exercise of authority or discretion hereunder shall either be exempt from or comply with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), so as not to subject Executive to the payment of interest and/or any tax penalty that may be imposed under Section 409A of the Code. If at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Code and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code). Executive acknowledges and agrees that the Company has made no representation to Executive as to the tax treatment of the compensation and benefits provided pursuant to this Agreement and that Executive is solely responsible for all taxes due with respect to such compensation and benefits.

Neil, if you will please countersign a copy of this Agreement, it will constitute the terms of your Engagement as interim Chairman and CEO of the Company upon the terms herein.

Sincerely,

/s/ Marsha J. Evans
Marsha J. Evans

Chairman, Compensation

Committee

Office Depot, Inc.

This Agreement is agreed to:

/s/ Neil R. Austrian
Neil R. Austrian

Date: November 2, 2010